

September 27, 2011

Via E-Mail
Mr. Michael Hansen
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

       Re: **MediaNet Group Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed March 30, 2011
              Current Report on Form 8-K
              Filed March 2, 2011
              Form 10-Q for the Quarterly Period Ended December 31, 2010
              Filed March 30, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 15, 2011
              File No. 000-49801

Dear Mr. Hansen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, page 1

1. We note your disclosure under the heading "Distribution" on page six that your business associates "earn a profit by purchasing products directly from [you] at a discount from a published price" and sell them to their customers, the ultimate consumer of your products. Please revise your disclosure to describe the principal products you sell and the names of your principal suppliers. Refer to Item 101(h)(4)(i) and (v) of Regulation S-K.

2. We note your disclosure in the last paragraph on page seven. Please revise to explain in more detail how your pricing flexibility and broad product lines mitigate the effect of regulations or laws restricting the frequency, duration or volume of sales resulting from new product introductions, special promotions or other special price offers. Please also revise to disclose the effect of other existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Item 1A. Risk Factors, page 10

We face risks in connection with our relationships with our credit card processors, page 14

3. We note your disclosure in the risk factor "We may be unsuccessful in recovering our money from National Merchant Centers" on page 14, under the heading "Legal Proceedings" on page 26 and elsewhere in your filing regarding NMC. Please revise this risk factor to reflect that you only have one credit card processor in Europe and include any associated risks from a lack of a U.S. credit card processor.

Item 2. Properties, page 26

4. We note the disclosure on your website that "DubLi has global offices and warehouse-distribution centers" and that the headquarters for DubLi.com is in Cyprus. You also disclose on your website that DubLi.com products are warehoused and distributed for the North American Market by DubLi Logistics from Phoenix, Arizona. Please revise to provide the information required by Item 102 of Regulation S-K with respect to these and any other materially important physical properties of the company and its operating subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

5. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. In this regard:

    •   Please identify and discuss key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business, including management's view of the implications and significance of the information; and

    •   Please discuss and analyze material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows. As an example only, given that you operate in 70 countries, please discuss global economic conditions and trends in your business and how management plans to deal with them.

Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, the latter available at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 31

Revenues, page 31

6. Please revise your disclosure to explain why "[t]he Company is more interested in revenue from the sale of DubLi Credits by business associates rather than from internally sold DubLi Credits…."

7. Please confirm that you consider the revenue earned from the sale of products to be integral to your business model, as indicated on page 32.

8. Please revise your disclosure to explain the relationship of changes in management to the decline in revenue earned from your private branded loyalty and reward web malls.

9. You disclose on page 32 that you reversed $0.83 million in commissions payable as of September 30, 2009 that were not claimed by former business associates. Please tell us how your business associates are paid their commissions and why management was unable to pay the commissions earned. Further, tell us when management determined that the commissions payable could be extinguished and how the reversal complies with FASB ASC 405-20-40.

Liquidity and Capital Resources, page 34

10. We note a significant amount of your operations occurs outside the U.S. Tell us your consideration of providing liquidity disclosures to discuss the potential tax implications upon repatriation of cash held in foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

11. You disclose that your relationship with a credit card processing company was terminated in October 2010. We note from your disclosure in Note 3 – Restricted Cash that this credit card processor was one of the two relied upon to process credit card transactions arising from purchases of your services and products. Please expand your disclosure to indicate when or whether you were able to retain a new U.S credit card processor. If you were not able to obtain a new U.S. credit card processor prior to the termination of your relationship with NMC, please discuss in your disclosure how you are compensating

without a U.S. credit card processor. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011

12. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets.

Item 10. Directors, Executive Officers, and Corporate Governance, page 42

13. Please provide the information required by Item 407(h) regarding the board's role in risk oversight.

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

14. For each person identified, please disclose the number of transactions that were not timely reported, the number of late reports, and the number of transactions that were not reported on a timely basis. Refer to Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 47

15. Please revise your summary compensation table to include as 2010 compensation for Mr. Hansen the stock awards reflected in the Grants of Plan-Based Awards table on page 48 or tell us why it is not appropriate to do so. Refer to Item 402(n)(2)(v) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 51

Proposed Two Step Transfer of Common Stock to Dubli.com Beneficiaries and Lenox Beneficiaries, page 54

16. You disclose that you expect to transfer 63,393,933 shares of your common stock in March 2012 to the Dubli.com Beneficiaries and the Lenox Beneficiaries through the two-step transfer described under this heading. We also note your disclosure regarding Zen Holding Group Limited, as follows:

- Zen informed you that it expected to distribute in March 2011 via a dividend all 214,178,946 of the shares of common stock Zen owns and holds for the indirect benefit of its various investors to the Zen Trust;

- The Zen Trust is expected to transfer all of the Zen Shares to its beneficial owners, the Zen Beneficiaries, on the Final Transfer Date in March 2012;

- While the "Zen Trust holds the Zen Shares, Michael Hansen, the Company's Chief Executive Officer, is expected to have the right to vote and make investment decisions with respect to the Zen Trust Shares;" and

- The "Zen Trust Shares are expected to be freely tradable after the Final Transfer Date."

Please advise us of the exemptions from registration relied upon for the transfer of Loyalty Shares to the Trust in March 2011 and the exemptions from registration the Trust is expected to rely upon for the distribution from the Trust to the Dubli.com Beneficiaries and the Lenox Beneficiaries in March 2012, including the facts relied upon to make these exemptions available. Please also provide us with your analysis supporting the statements that you expect both the Loyalty Shares and the Zen Trust Shares to be freely tradable after the Final Transfer Dates. Lastly, we note that your Form 8-K filed March 2, 2011 does not include Item 3.02 disclosure. Please also amend your Form 8-K to provide the required Item 3.02 disclosure or tell us why you are not required to do so.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

17. Please refer to your disclosure regarding the Cayman Property Rights. You disclose that DubLi Properties, LLC acquired the Cayman Property Rights in "exchange for 34 parcels of real property valued at $2,132,375, $43,381 of cash and an agreement by DubLi Properties LLC to make an additional $824,244 of payments for a total contract price of $3,000,000." We also note your disclosure that the "primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward DubLi's business associates upon completion of certain performance objectives." We have the following comments on this series of transactions:

- Please revise to name the parties to each of these agreements.

- Please revise to clarify whether a purchase deed with respect to 15 lots in the Cayman Islands means that the company has legal title to 15 lots in the Cayman Islands or rather has a right or obligation to purchase the lots. If the latter, please revise to disclose in more detail the material terms of the contract that you must satisfy to acquire legal title to the 15 lots in the Cayman Islands.

- Please revise to disclose how the company uses the Cayman Property Rights to "reward DubLi's business associates upon completion of certain performance objectives."

Please revise your disclosure consistent with these comments.

18. Please revise to disclose under this heading the information required by Item 404(d)(3) of Regulation S-K.

Consolidated Balance Sheet, page F-3

19. Please explain to us the nature of the option agreement disclosed within other assets in the amount of $250,000 and the corresponding investing cash outflow. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Consolidated Statements of Cash Flows, page F-6

20. Please explain your basis for recording restricted cash as an outflow from operations as opposed to investing. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

21. Please explain the line item CG Holdings restatement impact reflected for both 2010 and 2009. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Note 2 – Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

22. We note you have consolidated three entities under common control. Please expand your disclosure to describe the principles followed in consolidating the separate financial statements of entities under common control as required by Rule 3A-03 of Regulation S-X. Further, please demonstrate to us how you determined each of the entities and MediaNet Group Technologies was under common control.

Revenue Recognition, page F-12

23. We note unused DubLi Credits remaining in deferred revenue after 12 months are recorded as revenues as if earned in accordance with your "breakage" policy. Please clarify if you recognize estimated breakage in full immediately after 12 months, or on a straight-line basis over the breakage period or proportionally over the period of performance; please support the approach you utilize. In doing so please provide us with evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized is remote after 12 months. Include in your response the terms of the DubLi Credits when purchased including expiration dates, if any, and your historical statistical utilization rates from inception to date.

Direct Cost of Revenues, page F-13

24. Please expand your policy to address how you adjust deferred commission expense when the DubLi Credits are not used. In this regard, please also expand your discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 32 regarding the "breakage offset."

Note 3 – Restricted Cash, page F-16

25. We note you recorded an impairment of $125,000 related to your deposit with your U.S. credit card processor. Please explain whether the deposit consists of cash and or investments, the nature of the impairment and whether you considered the impairment temporary or other-than-temporary. Please disclose where on your financial statements you recorded the impairment.

Note 5 – Deferred Revenue and Expense, page F-17

26. Please explain to us the reason for the changes to breakage estimates in the fourth quarter. Please include in your response your historical analysis of actual usage of DubLi Credits and unit costs from inception to date.

27. We note the change in accounting estimates resulted in a decrease in expense of $2,687,999 with a corresponding increase in expense. Please explain why expense both increased and decreased.

Note 6 – Property and Equipment, page F-17

28. Please revise to disclose the major classes of depreciable assets as required by FASB ASC 360-10-50.

Note 7 – Real Estate Contract, page F-17

29. We note payments on the real estate contract of $1,078,430 in 2010 reflected on the cash flows statement. However your disclosure in Note 7, page F-17 does not appear to indicate there were any payments made in 2010, except possibly $150,000. Conversely there were payments of $778,430 made in 2009 that do not appear to be reflected on the cash flows statement. Please clarify. In doing so please reconcile the outflows on the cash flows statement to your disclosure. We also note remaining payments in the amount of $170,430 due in 2011. Please reconcile this amount with $150,000 presented in the table on page 36 or revise accordingly. Please explain how this remaining obligation is reflected in your financial statements.

30. Please expand your disclosure to clarify if you now own real estate property consisting of 15 lots in the Cayman Islands. If you do not have legal ownership of the 15 lots in the

Cayman Islands, please disclose the amount of any remaining obligation to acquire the property.

31. Please tell us the names and respective ownership interests of each of the members of DubLi.com, LLC and explain to us how you determined DubLi.com, LLC was an entity under common control.

Note 10 – Income Taxes, page F-19

32. We note a significant amount of your operations occur outside the U.S. We also note the significant effect foreign earnings had on your U.S tax reconciliation. Please revise your disclosure to clarify what contributed to foreign earnings reducing the U.S. statutory rate by 72% and consider separate disclosure of pretax income and the tax provision between domestic and foreign operations. To the extent you derive profits that are disproportionate to the amount of revenues derived from countries with low rates, please disclose those countries as we believe such disclosure is consistent with the guidance in Item 303(a)(3)(i) of Regulation S-K.

Note 11 – Related Party Transactions, page F-20

33. Please tell us how you recorded Mr. Hansen's forgiveness of debt, specifically unpaid commissions earned effective September 30, 2010 and revise your disclosure accordingly. See FASB ASC 850-10-50.

Note 14 – Merger, page F-25

34. We note the reverse merger that occurred with CG Holdings in October 2009 in which you issued 5,000,000 shares of convertible preferred stock to CG Holdings (the accounting acquirer). In accounting for a reverse merger, the earnings per share for periods prior to the merger are retroactively restated to reflect the number of equivalent shares received by the acquiring company. To help us better understand please explain the extent you considered the guidance above. Please provide the disclosures required by FASB ASC 260-10-50.

35. You disclose that the value of the contract on May 24, 2010 when contributed by Mr. Hansen was $1,440,708. Please expand your disclosure to clarify how the contract was valued, that is, fair market value or carrying value.

36. Please explain how you determined FASB ASC 805-50-05-4 specifically applies to your fact pattern and the issuance of stock to DubLi.com, LLC, a holding company with no operating businesses, for no consideration.

Note 17 – Segments, page F-35

37. Please expand to provide disclosure of your long-lived assets held in the U.S. and in foreign countries as required by FASB ASC 280-10-50-41.

Exhibits

38. We note your disclosure in Item 13 setting forth numerous related party transactions. Please file the agreements governing these related-party transactions as exhibits to your Form 10-K or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K.

39. Please provide an exhibit showing your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Exhibit 10.11

40. We do not see the lease agreement attached to your Form 10-Q filed on February 22, 2010. Please advise. In addition, include the lease for Lenox Logistik as an exhibit, or tell us why you are not required to do so.

Exhibits 31.1 and 31.2

41. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(d) please refer to "the registrant's *most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)*. Refer to the "other certifying officer*(s)*" throughout.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Exhibits 32.1 and 32.2

42. We note that these certifications refer to the period ended June 30, 2010. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ended December 31, 2010 and refile your entire 10-Q, including all certifications.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 7 – Real Estate Contract, page 18

43. Please tell us why you are still waiting to receive title to the Cayman property or advise us of when you received title to the property. In future filings, please expand your disclosure to explain the delay or provide the date you acquired the property and received title.

Note 10 – Related Party Transactions, page 19

44. We note your disclosure that Mr. Hansen earned $138,242 for the nine months ended June 30, 2011 and was paid nothing leaving an unpaid balance of $288,427. Please explain to us how you determined there was an unpaid balance of $288,427 if, as disclosed, Mr. Hansen waived his right to the earned but unpaid commissions effective September 30, 2010.

45. Refer to the last paragraph on page 20 and your statement that book value was determined at cost which approximated market value based upon a recent appraisal. Please revise your disclosure to explain if you are referring to the Cayman property or the 34 parcels exchanged for the Cayman property or both. Further, please clarify if the recent appraisal was performed on both the Cayman property and 34 parcels exchanged.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper, Staff Attorney, at (202) 551-3329 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief